ANDREW N. BERNSTEIN, P.C.
ATTORNEY AT LAW
5445 DTC PARKWAY, SUITE 520
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE (303) 770-7131
FACSIMILE (303) 770-7332
EMAIL: anbpc@attglobal.net
December 20, 2010
By EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D. C. 20549

Attn:	Yolanda Guobadia
Staff Accountant

Re:	LJ International Inc.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 25, 2010
File No. 0-29620
Dear Ms. Guobadia:
This letter is in connection with the SEC comment letter dated December 10, 2010 (the “Comment Letter”) to LJ International Inc. (the “Registrant”) regarding the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”).
On behalf of the Registrant and in furtherance of our recent telephone conversations, this letter will serve to confirm the following:
1. The Registrant does not believe that it will be able to reply to the Comment Letter regarding the 2009 Form 20-F within the initial ten (10) business day deadline of December 27, 2010 as imposed by the Staff in the Comment Letter.
2. The Registrant has requested the Staff to grant it, and the Staff has agreed to grant to the Registrant, an extension through the close of business on January 13, 2011in order to respond to the Comment Letter. The Registrant is most appreciative of this extension of time, in light of the following circumstances and conditions:

Securities and Exchange Commission
December 20, 2010

a.	The nature of the Comments will require additional research and discussion with the Registrant’s auditors in order to confirm the proper responses and accounting treatments.

b.	The original deadline of December 27, 2010 and the subsequent week include the Christmas Holiday observances in the US and in Hong Kong (for three days) and the New Year’s Day celebration. In addition, this period of time includes some pre-authorized holiday/vacation time for certain personnel in the Registrant’s accounting department.

c.	Further, the first week of January 2011 is already devoted to the commencement of the Registrant’s fiscal year 2010 audit and will include observation of inventory and other audit procedures among the Registrant’s 140+ retail store locations throughout China, further depleting the availability of the Registrant’s accounting department staff to devote time to replying to the Comment Letter.

d.	Lastly, the Registrant’s US securities counsel will not be available to assist the Registrant in person in replying to the Comment Letter until his arrival in Hong Kong for the Registrant’s 2010 Annual Meeting of Shareholders to be held on December 29, 2010.
The Registrant believes in good faith that this extension of time through January 13, 2011 will enable it to fully respond to the Comment Letter. The Registrant is most appreciative of the Staff’s consideration and looks forward to resolving the issues raised in the Comment Letter as soon as possible.
Please let me know if you have any questions or need any additional information.

Very truly yours,
/s/ ANDREW N. BERNSTEIN
Andrew N. Bernstein

ANB/sma

cc:	LJ International Inc. (Yu Chuan YIH, Chairman)
LJ International Inc. (Hon Tak Ringo NG, CFO)